INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

August 23, 2010

Introduction

This Management Discussion & Analysis ("MD&A") for International Tower Hill Mines Ltd. (the "Company" or "ITH") for the year ended May 31, 2010 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of August 23, 2010 and should be read in conjunction with the Company's audited consolidated financial statements for the years ended May 31, 2010, 2009 and 2008.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

Caution Regarding Forward Looking Statements

This MD&A contains certain statements that may constitute "forward-looking statements".  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for a production decision concerning, and any production at, the Livengood project, the completion of a Pre-feasibility Study for the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company's inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under "Risk Factors".  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company's securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.  See "Risk Factors - Insufficient Financial Resources/Share Price Volatility".

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the "SEC") set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7") strictly prohibit information of this type in documents filed with the SEC.  As a foreign private issuer preparing this AIF pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this AIF is not subject to the requirements of SEC Industry Guide 7.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Company's properties or the potential production from, or cost or economics of, any future mining of any of the Company's mineral properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

National Instrument 43 101 Standards of Disclosure of Mineral Projects ("NI 43 101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology set forth in SEC Industry Guide 7.  Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts.  The term "contained ounces" is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be files with the appropriate governmental authority.

Accordingly, information contained in this MD&A that contains descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Current Exploration Activities

General

During the quarter ended May 31, 2010 and to the date of this MD&A the Company continued to focus on the Livengood gold project in Alaska with the announcement of an updated resource estimate and a positive Preliminary Economic Assessment for a combined heap leach - milling production model.  This base case production plan had an average annual production of 504,000 recovered ounces of gold for 21 years, at a 1:1.07 strip ratio (ore to waste), indicating a pre-tax NPV(5%) of USD 813M, and an IRR of 15.4% using a USD 950 per ounce gold price.  The study also shows the deposit has a considerable leverage to gold price, with a pre-tax NPV(5%) of USD 2.3B and an IRR of 32.5% at a USD 1,200 per ounce gold.  The independent 43-101 resource study incorporates all drill results received through May 25, 2010, a total of 420 diamond and reverse circulation holes, totalling 121,212 metres.  This resource update, calculated at a 0.7 g/t cutoff grade (which the Company envisions as a possible milling cut-off grade), expands the size of the deposit and increases the average grade, thereby highlighting the growing economic potential of the Livengood gold system.

On August 12, 2010 AngloGold Ashanti (U.S.A.) Exploration Inc. ("AngloGold") exercised its right to maintain its 13.2907% equity interest in the Company.  As a consequence of AngloGold's election to exercise its "top-up" right, the Company will sell to AngloGold, on a private placement basis, an aggregate of 415,041 common shares at a price of $5.26 per share.  The private placement is expected to close by August 27, 2010.

On May 14, 2010, the board of directors of the Company unanimously approved a proposal to undertake a spin-out transaction to segregate the Company's assets into two separate and highly focused companies.  Under the terms of the transaction, the Company will retain all assets relating to the Livengood gold project in Alaska, together with approximately $41 million in working capital.  Corvus Gold Inc. ("Corvus"), a newly incorporated British Columbia company, will hold all of the Company's other existing Alaska and Nevada assets and have approximately $3.3 million in working capital.  The transaction is intended to maximize value for ITH's shareholders by creating a new exploration focused company that will work to advance the Company's current advanced to early stage exploration properties (four in Alaska and one in Nevada).  Corvus will also actively seek out and acquire new prospects.  The Company will concentrate on moving the flagship Livengood project towards feasibility and a potential production decision.

Corvus will initially hold four advanced to early stage projects in Alaska (Chisna, Terra, LMS and West Pogo) and the North Bullfrog project in Nevada.  The primary focus of Corvus will be to leverage its exploration expertise to discover major new gold deposits.  Furthermore, Corvus will seek to build a non-operator gold producer with significant carried interests and royalty exposure.  To meet this objective, the Company has joint ventured the four Alaskan projects to be transferred to Corvus and anticipates that these projects will have significant partner funded work taking place in 2010.  Corvus will also receive from the Company a 100% interest in the North Bullfrog project in Nevada, which has a number of high priority, bulk tonnage and high-grade vein targets to be addressed with a

10,000 metre drill program scheduled to be carried out by Corvus in Fall 2010.  Corvus anticipates adding quality projects to its portfolio to which it can add significant value through exploration.

On August 12, 2010, ITH shareholders voted 99.85% in favour of approving the spin-out to Corvus by way of a Plan of Arrangement under the Business Corporations Act (BC).  Over 54% of the outstanding common shares of the Company were represented and voted on the arrangement resolution at the Company's Special Meeting.  On Friday, August 20, 2010, the Supreme Court of British Columbia granted the final order approving the Plan of Arrangement, and the Plan of Arrangement became effective at 12:01 a.m. on August 26, 2010.  The "new" common shares of the Company (CUSIP #46050R102) and the common shares of Corvus (CUSIP #221013105) will each commence trading on the Toronto Stock Exchange, effective at the opening, on Monday August 30, 2010.  The symbol for "new" ITH common shares is "ITH" and the symbol for the common shares of Corvus is "KOR".  Concurrently, the "old" common shares of ITH (CUSIP #46051L104) will be delisted.

The "new" common shares of ITH (CUSIP #46050R102) will commence trading on the NYSE Amex effective at the opening on August 26, 2010.

On the Chisna project, the Company secured new, key exploration ground from Ahtna Incorporated, an Alaskan Native Corporation, ("Ahtna") at the high-priority Ahtell porphyry target, which became part of the Chisna Project JV with Ocean Park Ventures Corp. ("OPV").  The agreement is a key step in developing a strategic partnership with Ahtna for the exploration and development of mineral resources in the promising Chisna porphyry belt of Alaska.  The Ahtna lands add an additional 75,520 acres to the existing 87,940 acres of Alaska State mining claims that make up the Chisna Project.

On April 14, 2010, Timothy J. Haddon and Daniel A. Carriere were appointed to the Board of Directors to help drive the Company's shareholder maximization directive.

Karl Hanneman joined the Company as its General Manager - Livengood Project.  Reporting to the President and CEO, Mr. Hanneman will be responsible for management and technical direction of all activities related to permitting and development of the Livengood Project.  Mr. Hanneman, who has over 30 years of Alaska-based mining industry experience, most recently played a key role on the team that worked to resolve the permit issues at the Red Dog Mine, and previously held a lead role in the development and permitting of the Pogo Gold Mine, both in Alaska

The Company did not carry out any significant work on any of the Terra, LMS, or West Pogo projects in Alaska other than working toward finalization of pending joint venture agreements on all projects.  The Company conducted surface exploration and permitting work on the North Bullfrog project in Nevada ahead of the planned drilling program to be undertaken by Corvus beginning in late September of this year.

Alaska Properties

Livengood Project

Initial Summer Results

An initial 41 holes have been completed in the Company's 45,000-metre Summer 2010 Livengood Exploration Program (Figure 1).  The Summer 2010 drill program is focused on converting resources to the measured and indicated categories through infill drilling, as well as step-out resource expansion and testing of "new deposit" exploration targets within the overall district (Table 1).  The project continues to expand in new areas of the deposit, such as the newly discovered Olive Zone, located southwest of the Core Zone.  The Company is currently operating five drills at Livengood (three RC and two core rigs).

Northwest
Sunshine Zone
Core Zone
Lillian
Tower
Money Knob
Southwest
Olive
388/389
384
390
382
378
381
379
377
375
376
385
386
10-55
10-54
375
10-52
10-53
374
391
172
380
383/387
Drill Holes
In June 2010 Resource (405)
Previously reported (19)
This report (22)
Drilled, assays pending (34)
Cum. Grade Thickness
50 g/t x m
100 g/t x m
150 g/t x m
200 g/t xm
0
0.35
0.7
kilometres

Figure 1:  Locations of new assay results to (August 17, 2010) and current cumulative grade thickness map with zones of the deposit illustrated.  Grade thickness contours are plotted relative to the location of mineralization in the subsurface in angled drill holes and so are offset from the collar locations shown.

Table 1:  Significant Intercepts from the Late Summer and Winter 2010 Drill Programs*

*Intercepts are calculated using a 0.25g/t cutoff and a maximum of 3 metres of internal waste.  A cumulative gram metre is sum of the grade thickness products for all intercepts including many which are not reported here.  The "cumulative gram metre" number is a summation of all intercepts in a given drill hole that are above a cutoff grade of 0.25 g/t gold, and is not representative of a single intercept in such hole.  The cumulative gram metre number is intended to reflect the relative degree of mineralization in one hole versus another.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative grams/t x metres
MK-RC-0321	24.38	32.00	7.62	0.75	136
	45.72	77.72	32.00	0.85
Includes	62.48	67.06	4.58	2.77
	91.44	103.63	12.19	0.63
Includes	96.01	100.58	4.57	1.33
	210.31	220.98	10.67	0.59
	286.51	288.04	1.53	3.34
	310.90	318.52	7.62	0.73
	342.90	349.00	6.10	1.15
	353.57	364.24	10.67	0.75
	387.10	400.81	13.71	0.75
Includes	388.62	394.72	6.10	1.06

	413.00	432.82	19.82	0.77
Includes	422.15	429.77	7.62	1.33
MK-RC-0326	16.76	25.91	9.15	0.75	12
MK-RC-0328	38.10	59.44	21.34	2.88	190
	65.53	79.25	13.72	0.70
	96.01	135.64	39.63	0.71
includes	115.82	120.40	4.58	1.35
includes	128.02	131.06	3.04	2.25
	137.16	214.88	77.72	0.77
includes	160.02	167.64	7.62	1.76
includes	192.02	196.60	4.58	3.98
	275.84	306.32	30.48	0.76
includes	280.42	283.46	3.04	2.81
MK-RC-0329	181.36	207.26	25.90	0.59	100
	271.27	326.14	54.87	0.62
includes	280.42	286.51	6.09	0.98
	338.33	367.28	28.95	0.83
MK-RC-0330	59.44	73.15	13.71	2.47	195
	152.40	228.60	76.20	1.16
	233.17	303.28	70.11	0.70
includes	252.98	257.56	4.58	1.66
includes	292.61	297.18	4.57	1.60
	344.42	365.76	21.34	0.68
MK-RC-0331	30.48	77.72	47.24	0.85	122
includes	36.58	42.67	6.09	2.17
includes	73.15	77.72	4.57	1.88
	85.34	131.06	45.72	0.71
	140.21	163.07	22.86	0.58
	298.70	307.85	9.15	0.57
MK-RC-0332	242.32	252.98	10.66	0.59	43
	289.56	297.18	7.62	0.71
	316.99	327.66	10.67	0.56
MK-RC-0332	335.28	350.52	15.24	0.45
MK-RC-0333	16.76	30.48	13.72	1.05	104
	54.86	65.53	10.67	0.85
	70.10	79.25	9.15	1.45
	80.77	94.49	13.72	1.17
	158.50	167.64	9.14	1.47
	176.78	190.50	13.72	1.01
	196.60	219.46	22.86	0.61
MK-RC-0334	256.03	327.66	71.63	1.11	111
includes	269.75	284.99	15.24	3.24
MK-RC-0335	97.54	102.11	4.57	2.90	126
	118.87	143.26	24.39	2.81
includes	121.92	132.59	10.67	5.87
	164.59	176.78	12.19	1.01
	187.45	213.36	25.91	0.58
	227.08	242.32	15.24	0.56
MK-RC-0337	88.39	131.06	42.67	0.70	136
includes	91.44	102.11	10.67	1.74
	160.02	219.46	59.44	0.96
includes	181.36	185.93	4.57	1.84
includes	192.02	195.07	3.05	3.46

includes	213.36	216.41	3.05	1.67
	259.08	266.70	7.62	0.72
	272.80	309.37	36.57	0.67
includes	292.61	297.18	4.57	1.59
MK-RC-0338	89.92	109.73	19.81	4.43	171
	147.83	156.97	9.14	0.73
	160.02	185.93	25.91	0.78
includes	164.59	172.21	7.62	1.36
	274.32	303.28	28.96	0.59
includes	277.37	283.46	6.09	0.91
	312.42	323.09	10.67	0.88
includes	316.99	321.56	4.57	1.48
	324.61	353.57	28.96	0.59
MK-RC-0340	15.24	102.11	86.87	0.68	115
includes	83.82	89.92	6.10	1.12
	120.40	134.11	13.71	0.88
includes	123.44	132.59	9.15	1.16
	146.30	182.88	36.58	0.91
includes	170.69	181.36	10.67	1.40
MK-RC-0341	105.16	112.78	7.62	0.89	52
includes	105.16	109.73	4.57	1.25
	153.92	167.64	13.72	0.48
includes	161.54	167.64	6.10	0.87
	208.79	231.65	22.86	0.40
	260.60	280.42	19.82	0.54
MK-10-48	131.98	135.03	3.05	2.60	134
	164.44	172.74	8.30	1.49
	175.20	194.16	18.96	0.84
includes	177.13	185.26	8.13	1.20
	198.38	227.62	29.24	1.26
	297.09	325.96	28.87	0.52
MK-10-49	232.56	243.97	11.41	0.66	64
	251.72	258.47	6.75	1.37
	274.11	280.02	5.91	0.87
MK-10-50	63.4	72.5	9.1	1.52	69
	92.4	95.7	3.4	0.96
	101.5	107.6	6.1	0.50
	121.3	124.4	3.1	1.13
	132.8	144.2	11.3	1.03
	253.8	263.4	9.6	0.57
MK-RC-0339	303.3	324.6	21.3	2.20	58
MK-RC-0342	3.1	10.7	7.6	6.02	89
	19.8	36.6	16.8	0.87
includes	33.5	36.6	3.1	2.07
	230.1	263.7	33.5	0.58
includes	236.2	242.3	6.1	1.11
MK-RC-0344	221.0	237.7	16.8	0.67	56
	248.4	257.6	9.2	1.78
MK-RC-0345	13.7	22.9	9.1	1.87	285
	51.8	68.6	16.8	2.06
includes	51.8	62.5	10.7	3.00
	85.3	99.1	13.7	0.53
	103.6	112.8	9.2	0.58

	132.6	141.7	9.1	0.86
	153.9	157.0	3.1	1.33
	172.2	178.3	6.1	0.86
	181.4	309.4	128.0	1.32
includes	182.9	190.5	7.6	2.88
includes	214.9	234.7	19.8	2.48
includes	277.4	295.7	18.3	2.22
	315.5	336.8	21.3	0.75
	347.5	356.0	8.5	1.57
MK-RC-0346	39.6	44.2	4.6	0.86	64
	105.2	111.3	6.1	3.92
MK-RC-0347	48.8	57.9	9.1	0.65	32
(hole was lost and
redrilled as 348)	85.3	99.1	13.7	0.71
	164.6	167.6	3.0	0.99
MK-RC-0348	64.0	70.1	6.1	0.96	92
	94.5	108.2	13.7	0.72
	112.8	120.4	7.6	1.43
	157.0	163.1	6.1	0.82
	192.0	199.6	7.6	0.78
	207.3	213.4	6.1	0.81
	292.6	330.7	38.1	0.65
MK-RC-0349	83.8	91.4	7.6	0.78	87
	237.7	289.6	51.8	0.87
includes	259.1	266.7	7.6	2.23
MK-RC-0350	82.3	88.4	6.1	1.58	27
includes	85.3	88.4	3.1	2.79
MK-RC-0343	97.5	102.1	4.6	0.95	45
	184.4	207.3	22.9	0.72
	195.1	207.3	12.2	0.81
MK-RC-0351	41.15	50.29	9.14	0.61	121.36
	59.44	62.48	3.04	1.65
	85.34	96.01	10.67	0.56
	114.3	169.16	54.86	0.91
includes	129.54	146.3	16.76	1.82
	172.21	198.12	25.91	0.51
	202.69	268.22	65.53	0.45
MK-RC-0352	202.69	214.88	12.19	0.47	63.1
	228.6	231.65	3.05	2.70
	303.28	329.18	25.9	0.48
	362.71	371.86	9.15	0.56
MK-RC-0353	83.82	86.87	3.05	3.00	56.55
	144.78	149.35	4.57	1.58
	220.98	225.55	4.57	1.25
MK-10-51	197.51	204.1	6.59	1.02	37.86
MK‐RC‐0373	80.77	89.92	9.15	1.55
	103.63	155.45	51.82	0.71
	330.71	347.47	16.76	0.62
	353.57	402.34	48.77	1.92
MK‐RC‐0374	85.34	91.44	6.1	0.91
	135.64	152.4	16.76	0.72

	164.59	182.88	18.29	0.72
	225.55	236.22	10.67	0.98
	243.84	265.18	21.34	0.83
	370.33	393.19	22.86	0.5
MK‐RC‐0375	53.34	62.48	9.14	0.71
	181.36	225.55	44.19	0.76
	254.51	262.13	7.62	0.66
	313.94	316.99	3.05	6.74
	333.76	338.33	4.57	1.16
	384.05	390.14	6.09	1.02
	394.72	397.76	3.04	2.13
MK‐RC‐0376	51.82	56.39	4.57	2.45
	62.48	71.63	9.15	0.76
	83.82	92.96	9.14	0.93
	97.54	141.73	44.19	0.76
	303.28	341.38	38.1	0.9
	362.71	377.95	15.24	1.17
MK‐RC‐0377	123.44	132.59	9.15	0.49
MK‐RC‐0378	10.67	32	21.33	0.96
	38.1	79.25	41.15	1.27
	83.82	106.68	22.86	0.56
	111.25	330.71	219.46	0.94
includes	45.72	54.86	9.14	3.65
includes	228.6	251.46	22.86	1.66
	338.33	358.14	19.81	0.5
MK‐RC‐0379	28.96	36.58	7.62	1.12
MK‐RC‐0380	205.74	207.26	1.52	4.25
	216.41	237.74	21.33	1.73
includes	224.03	230.12	6.09	4.46
	245.36	271.27	25.91	0.57
	284.99	329.18	44.19	1.3
	338.33	353.57	15.24	0.66
MK‐RC‐0381	211.84	227.08	15.24	0.69
MK‐RC‐0382	24.38	56.39	32.01	0.5
	59.44	118.87	59.43	0.59
	120.4	181.36	60.96	2.65
includes	135.64	149.35	13.71	9.15
	224.03	236.22	12.19	0.58
	259.08	280.42	21.34	0.9
	288.04	300.23	12.19	0.69
MK‐RC‐0383	350.52	359.66	9.14	0.51
MK‐RC‐0384	0	3.05	3.05	1.79
MK‐RC‐0385	0	10.67	10.67	0.92
	54.86	73.15	18.29	0.61
	118.87	176.78	57.91	0.54
	184.4	240.79	56.39	0.73
	246.89	269.75	22.86	0.74
	275.84	353.57	77.73	0.64
MK‐RC‐0386	79.25	109.73	30.48	0.54
	114.3	158.5	44.2	0.84
	185.93	245.36	59.43	0.65
	266.7	269.75	3.05	2.76
	283.46	310.9	27.44	0.93

MK‐RC‐0387	353.57	362.71	9.14	0.69
MK‐RC‐0390	0	60.96	60.96	0.48
	99.06	114.3	15.24	0.5
	211.84	233.17	21.33	0.54
MK‐10‐52	150.57	154.98	4.41	2.64
	179.38	190.33	10.95	0.53
	213.97	217.85	3.88	2.25
MK‐10‐53	76.92	82.13	5.21	6.75
	105.87	123.48	17.61	0.73
	142.08	176.91	34.83	1.29
	249.39	258.02	8.63	0.66
	304.38	311.8	7.42	0.94
MK‐10‐54	174.04	176.48	2.44	6.91
MK‐10‐55	134.46	170.78	36.32	1.53
	210.25	237.06	26.81	0.69
	284.42	292.53	8.11	0.86
	324.53	334.67	10.14	0.64

Updated Resource Estimate

On June 16, 2010, The Company announced an updated resource estimate for the Livengood Project (Table 2).  The updated independent resource estimate incorporates all drill results received through May 25, 2010, a total of 420 diamond and reverse circulation holes, totalling 121,212 metres.  The June 2010 indicated and inferred mineral resource estimate for the Livengood deposit covers an area of approximately 4 square kilometres and is based on 420 drill holes, which have an average length of 289 metres, and 11 trenches with an average length of 38 metres.  The geology has been modeled to represent the volumes of the different stratigraphic units on the property and these have been used to constrain the resource model.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques.  Indicator variogram modeling was done on 10 metre composites.  Statistical analysis indicated that lithological controls on mineralization are significant and consequently the resource model was constrained by the lithological model developed by the Company.  Spatial statistics indicate that the mineralization shows very reasonable continuity within the range of anticipated operational cutoffs.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 98 measurements were used.  Block density was assigned on the basis of the lithological model.  The resource model, with blocks 15 x 15 by 10 metres, was estimated using nine indicator thresholds.  A change-of-support correction was imposed on the model assuming 5 x 5 x 10 metre selectable mining units.  Classification of indicated and inferred was based on estimation variance relative to sample distance.

The geology of the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be larger than the current estimate.

Table 2:  June 2010 Livengood Resource Summary

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.5	408.6	0.83	10.9
Inferred	0.5	94.4	0.79	2.4

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.7	201.7	1.07	6.9
Inferred	0.7	39.9	1.06	1.4

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.9	95.4	1.39	4.3
Inferred	0.9	18.0	1.40	0.8

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.3	788.9	0.62	15.7
Inferred	0.3	229.1	0.55	4.0

Preliminary Economic Assessment

On August 3, 2010, the Company announced the results of an independently prepared Preliminary Economic Assessment ("PEA") for the Livengood gold project.  The combined milling/heap leach, base case PEA, based on the Company's June, 2010 resource estimate with annual mine and processing production rates similar to the nearby Fort Knox operation, produced a positive economic analysis.  Significantly, the PEA demonstrated a life of project average annual production of 504,000 recovered ounces of gold for 21 years, at a 1:1.07 strip ratio (ore to waste), indicating a pre-tax NPV(5%) of USD 813M, and an IRR of 15.4% using a USD 950 per ounce gold price (Table 3).  The study also shows the deposit has a considerable leverage to gold price, with a pre-tax NPV(5%) of USD 2.3B and an IRR of 32.5% at a USD 1,200 per ounce gold price (Table 4).

Table 3:

Livengood Project - Mill - Heap Leach PEA -Summary

(All values in 2010 USD based on a USD 850 pit shell, mining recoverable in-pit resources above 0.3 g/t gold cutoff)

In-pit resource - Indicated	600 Mt @ 0.65 g/t gold for 12.6M contained ounces gold, 9.8M recoverable ounces gold
In-pit resource - Inferred	48 Mt @ 0.64 g/t gold for 1.0M contained ounces gold, 0.8M recoverable ounces gold
NPV(5%) and IRR at USD 950 per Oz	USD 813M ; 15.4%
Over all strip ratio of :	1 to 1.07 (ore to waste)
Average Annual gold production:	504,000 ounces over a 21 year mine life
Average gold recovery:	78% (76% Heap & 81% Mill)
LOM Mining rate:	81,000 ore tonnes per day, 167,000 total tonnes per day
Mining cost per/tonne:	$1.45
Mill Processing cost/tonne:	$7.69

Heap Leach Processing cost/tonne	$2.95
G&A cost per processed tonne:	$0.81
Operating Cost per ounce:	$560
Initial capital cost:	$635 M
Mill deferred capital cost	$750 M
Life of mine sustaining capital costs:	$450 M
Capital Contingency:	25%

Table 4:

Base Case Gold Price Sensitivity Analysis

(all values in constant 2010 US$)

Gold Price	NPV(5%) ($M)	NPV(7.5%) ($M)	IRR (%)
$950	$813	$495	15.4%
$1,100	$1,708	$1,200	25.8%
$1,200	$2,305	$1,669	32.5%
$1,500	$4,096	$3,079	52.3%

This PEA utilized preliminary estimates of heap leach and mill recovery, assuming a nominal 76% and 81% process recovery, respectively.  This estimated mill recovery is consistent with the high average recovery (89%) of gold to concentrate demonstrated in the existing metallurgical testing data and the subsequent total gold recovery by CIL treatment in some of the ore types.  Extensive metallurgical testing will be conducted as part of a Pre-feasibility Study to verify the total gold recovery assumptions and to support design of the required mill and heap leach processes.

Figure 2:  Geo-referenced surface photography of the Livengood area showing the USD850 pit defined by LG optimization using the Livengood June 2010 in-situ resource model. Blue markers indicate the location of the exploration borehole collars, with the black lines showing the surveyed borehole traces. The route of the paved Elliot highway is shown below the projected crest of the open pit.

The Company cautions that this PEA is preliminary in nature, and is based on technical and economic assumptions which will be evaluated in the Pre-feasibility Study.  The PEA is based on the Livengood in-situ resource model (June, 2010) which consists of material in both the indicated and inferred classification. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them.  The current basis of project information is not sufficient to convert the in-situ mineral resources to Mineral Reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability.  Accordingly, there can be no certainty that the results estimated in this PEA will be realized. The PEA results are only intended as an initial, first-pass review of the potential project economics based on preliminary information.

This initial stage mill and heap leach PEA utilizes the June 2010 in-situ resource estimate, which includes all assays completed through May, 2010 (434 diamond and reverse circulation holes).  The mine production estimate was developed by L-G optimization to produce a series of pit shells defined at varying gold prices between USD 300 and USD 1500 per ounce, for the gold recovery and processing cost assumptions.  A long term gold price of USD 950 per Au oz has been assumed in this PEA, and the pit shell defined at USD 850 per Au oz was selected for the analysis to assure a minimum margin on process cost of USD 100 per Au ounce.  A series of 5 push-backs within the resulting pit shell were chosen within the shell as the basis of a production schedule that would deliver a nominal 81,000 tonnes/day ore output.  Individual in-situ resource blocks within the pit shell were assigned an economic value based on recovery and contained gold above the 0.3 g/t cut-off grade, and the blocks were assigned to one of the heap leach, mill or waste dump destinations based on the economic value.  For blocks assigned to the heap leach or mill destination, the individual block grade-tonnage data developed in the Multiple Indicator Kriging in-situ resource model was used to calculate the mining recoverable tonnage above the 0.3 g/t cut-off grade.  The mining recoverable resource was scheduled to the appropriate process circuit (mill or heap leach) and the remaining material below the 0.3 g/t mining recovery cut-off was scheduled to the waste dump.

Cash Flow Model Inputs and Assumptions

Resources - The analysis included both indicated and inferred resources in the mining and economic study.  Indicated resources make up more than 90% of the defined in-pit ore tonnage.

Mining Method - A standard open pit drill, blast, load and haul mining plan was used for the study, assuming a 45° pit slope.  Preliminary pit designs have been developed and include pit roads and ramps for all stages of the open pit schedule.  The assumed nominal mining rate was 167,000 total tonnes per day, with 365 operating days per year.

Processing Method - A valley fill heap leach design, operated initially at 100,000 tonnes of ore a day and declining to nominally 35,000 tonnes ore per day after the mill start-up in year 4, was assumed for the PEA.  Heap leach ore would be crushed to 1.2 cm and truck stacked on the pad.  A process plant using SAG milling, gravity and flotation circuits for concentration and CIL recovery of gold was assumed in the PEA.  The process plant was assumed to have a nominal throughput of 53,400 tonnes per day, beginning operation in year 4, after 3 years of heap leach processing.

Gold Recovery Model - Process recoveries were estimated for each of 21 different mineralization types (7 rock types, 3 oxidations states) in the deposit based on metallurgical test results published in the June 2010 update of the Livengood technical data.  The quantity of mineralization types are then projected into the in-situ resource block model using a 3D geological model of the deposit, and a process recovery factor is calculated for each model block.  The calculated process recovery factor is used to determine produced gold ounces for the portion of mine recoverable material above the 0.3 g/t cut-off grade for each block according to its processing destination (heap leach or mill).

Operating and Capital Cost Estimates - Preliminary capital and operating costs were prepared using information available on other Alaskan gold mines, an independent mining and development cost research report commissioned by the Company, all available project technical data and metallurgical/process related test work.  Preliminary site infrastructure alternatives (heap leach, waste dump, tailing storage facilities, and mill) have been evaluated by independent study and an arrangement defined as the basis of capital cost estimates.  Capital costs were estimated from a review of recent gold projects developed in the region.  Capital costs were developed based on a nominal mining rate of 81,000 tonnes of ore per day (nominal total tonnes mined per day of 167,000), processing a total of 650 Mt, and includes sustaining capital and all facilities and equipment needed for all phases of the project over its projected 21 year life.  All costs are in constant USD from Q3 2010.  No escalation was applied in the financial model.

Taxes and Royalties - Taxes and royalty charges were excluded from this preliminary analysis of the project.  Net smelter return royalty rates vary from 0-5% across the project and average approximately 2.5%, assuming exercise by the Company of all available royalty buy-out rights.

Revenue - Revenue was determined in the base case financial model assuming a constant, long term gold price of USD 950 per ounce.  All sensitivities to gold price assumptions were assessed using a constant price.

Metallurgical Results

On average, 88% of the gold reported to the concentrates during initial combined gravity and flotation gold recovery tests.  Results are highly encouraging for the use of a pre-concentration gold recovery system for the Money Knob mineralization (Table 5).  These initial pre-concentration gold recovery results suggest that the economics of a mining operation at Livengood could benefit significantly from the utilization of standard flotation and gravity circuits.

Potentially, both the operating and capital costs for a milling operation could be reduced by decreasing the amount of material required during the intensive treatment for gold extraction.  The initial test results indicate that concentration produces an 80% reduction in the material volume requiring further treatment to recover gold.  The Company is currently engaged in further testing and optimization of both the concentration process and the extraction of gold from the concentrates.

Initial tests of conventional milling using gravity recovery combined with intensive CIL (Carbon-in-Leach) leaching of gravity recovered gold concentrate and CIL leaching of the tails produced gold recoveries averaging 86% for the major types of mineralization identified in the Money Knob deposit (Table 6).

A key benefit from use of flotation-gravity pre-concentration is that it would dramatically reduce the volume of material requiring cyanide extraction while increasing the grade of the treated concentrate.  This would reduce both reagent costs and capital costs.  These results are consistent with the character of the Money Knob mineralization, which has a high native gold content.  The Company has expanded its metallurgical program to fully evaluate and optimize this new development.

Table 5:  Initial Sunshine Zone Metallurgical Results

(Average of 4 composites each of sediment and instructive material representing variations in grade and oxidation)

Ore Type	% In-Pit Resource	Head Grade (g/t gold)	Floatation Recovery	Additional Gravity Recovery	Total Floatation + Gravity Recoveries	Concentrate % of Total Sample Weight
Volcanics	26%	1.23	69%	21%	90%	21%
Sediments	26%	1.45	60%	24%	84%	18%
Weighted Average	52%	1.34	65%	23%	88%	20%

Table 6:  Initial Gravity-CIL Leaching Metallurgical Results

(Averages of 20 composites from five major mineralization types with varying grade and degrees of oxidation)

Mineralization Type	% In-Pit Resource	Gold Recovery from Gravity Concentrate	Total Gold Recovery Concentrate + Tails
Cambrian	11%	97%	92%
Volcanics	26%	98%	90%
Upper Seds	26%	92%	82%
KINY	4%	94%	73%
Lower Seds	11%	95%	83%

Metallurgical testing was conducted by Kappes, Cassiday and Associates in Reno, Nevada on 20 representative samples from various mineralization types.  Each sample was split from composites weighing 200 kilograms which had been constructed from numerous drill intersections representative of the Money Knob deposit.  The composites were selected to represent partially oxidized, trace oxidized and un-oxidized material from higher and lower grade intervals in both sediments and volcanic rocks.  Flotation tests were run on material ground to 80% passing 0.075mm material.  The tails from the flotation concentration process were then run through a Knelson Gravity Recoverable Gold system to ensure that maximum coarse gold was recovered.  Optimization testing will focus on improvement of the recovery percentage, reducing the volume of the concentrate and maximizing recovery from the concentrate.

In a separate study of gravity concentration, CIL leaching tests were run on a gravity concentrate, middlings tail and fine tail developed by a Knelson Gravity Recoverable Gold system on material sized to 80% passing 0.075 mm.

This initial follow-up test work produced encouraging flotation concentrates, with an average of 89% of the gold reporting to the concentrate (Table 7).  In addition, the initial group of column leach test results at ½ inch crush size were received and showed results similar to the earlier bottle role data, thus confirming the leachability of the oxide ores.

Table 7:  Preliminary Metallurgical Results for Major Ore Types at the

Money Knob Deposit, Livengood Project

(Averages by main ore type for multiple tests in each ore type)

Ore Type	% Projected Heap Resource	Total Column Test CN Gold Recovery %	%Projected Mill Resource	Total Gravity + CIL CN Gold Recovery %	Flotation-Gravity % Gold in Concentrate	Total Gravity + Flotation Gold CN Recovery %
Cambrian	14%	62%	1%	91%	96%	93%
Volcanics	20%	34%	36%	66%*	88%	66%
Upper Seds	62%	63%	21%	83%	88%	81%
KINT	4%	-	4%	73%	-	-
Lower Seds	0%	-	19%	-	86%	75%
Lower Sand	0%	-	19%	83%	94%	79%
Weighted Average	100%	57%	100%	75%	89%	74%

* - sparse data for Gravity + CIL CN Gold Recovery, therefore Gravity + Flotation Gold CN Recovery used

Milling Results

Milling studies to date have shown encouraging recovery enhancements over standard heap leaching and have potential to improve the overall Livengood economic model.  As a result of the new flotation results, the Company is looking at further optimization of the milling scenario in order to produce a gold concentrate and thereby limit the amount of material exposed to cyanide extraction. The Company is continuing to focus on optimizing the milling circuit, as well as improving the overall mining plan, ahead of entering its full scale pre-feasibility study.

Flotation Results

The new flotation results have demonstrated that all ore types in the Money Knob deposit (Livengood Project) respond well to a combined flotation-gravity concentration method, with an average of 89% (ranging from 72% to 99%) of the total gold reporting to the concentrate.  Further economic optimization work on flotation is ongoing in connection with duplicate samples (for result confirmation), grind size (to minimize grinding energy while maintaining high recovery), improving the concentration ratio (to generate the smallest amount of concentrate while maintaining high recovery) and system design improvements (to maximize recovery efficiency).  Initial, simple, Carbon-in-Leach Cyanide leach, gold extraction from the concentrate was tested, and produced encouraging results overall with resulting overall recoveries ranging from 57% to 93%.  The few samples showing lower recoveries will be the focus of follow up work, which will look at improving these extractions through fine re-grinding, use of reagents, and further gold characterization.

Column Leach Results

The initial column leach results for a series of 18 column tests were received, and are comparable to earlier bottle tests used in the initial PEA for the oxide only part of the deposit.  These results are from ½ inch material and range in recovery from 24% to 88%, and confirm earlier estimations based on bottle roll test work. The Company will continue to run further column tests as well as bottle roll tests to better characterize this expanding deposit.

Qualified Person and Quality Control/Quality Assurance

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acted as the Qualified Person, as defined in NI 43-101, for the June 2010 resource modeling for the Livengood deposit.  Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining engineering experience in operating, corporate and consulting environments.  Both Mr. Carew and Reserva International, LLC. are independent of the Company under NI 43-101.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this MD&A release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Mr. William J. Pennstrom, Jr., of Pennstrom Consulting Inc., a consulting metallurgical engineer, is acting as the Qualified Person, as defined in NI 43-101, for the metallurgy and mineral processing programs for the Livengood deposit, and development of the PEA project financial analysis.  Mr. Pennstrom has a BS degree in Metallurgical Engineering and a Masters degree in Business Management.  He has more than 26 years of relevant experience as a metallurgist, having functioned as an operator, engineer, and process consultant over this time frame.  Mr. Pennstrom is also a Qualified Professional (QP) member of the Mining and Metallurgical Society of America.  Both Mr. Pennstrom and Pennstrom Consulting Inc. are independent of the Company under NI 43-101.

Mr. Quinton de Klerk, Director of Mining Solutions at Cube Consulting, Perth, Australia, is a consulting mining engineer specializing in open pit design, open pit optimization and analysis, mine design, production scheduling, due diligence evaluations and Mineral Reserves reporting.  He is acting as Qualified Person, as defined in NI 43-101, for the open pit optimization and scheduling work for the Livengood Deposit.  Mr. de Klerk has over 15 years experience in open pit mining and is a Corporate Member of AusIMM.  He holds a Mine Manager's Certificate in South Africa and a National Higher Diploma in Metalliferous Mining.  Both Mr. de Klerk and Cube Consulting are independent of the Company under NI 43-101.

Mr. John Bell, Sr. Project Manager at MTB Project Management Professionals, Inc of Denver, Colorado, is a graduate civil engineer, with an MBA, specializing in project management, cost estimation, project controls, construction management and contract administration.  Mr. Bell is acting as Qualified Person, defined in NI 43-101, for capex and opex cost review for the Livengood Project.  Mr. Bell has over 46 years experience working in the engineering and construction industry in North and South America, Europe, Australia and Asia.  He is a Life Member of the American Society of Civil Engineers, a Member of the Association for Advancement of Cost Engineering, a Member of the Institution of Engineers, Australia and a Chartered Professional Engineer in Australia (#172814).  Both Mr. Bell and MTB Project Management Professionals, Inc. are independent of the Company under NI 43-101.

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101.  He is a graduate geological engineer with and MS degree in mining engineering.  He is a member of the Society for Mining, Metallurgy and Exploration located in Denver CO, and AusIMM (Australia) and SAIMM (South Africa).  Mr. Brechtel has supervised the preparation of some of the technical and economic information that forms the basis for this MD&A and has approved the disclosure herein.  Mr. Brechtel is not independent of ITH, as he is the COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Terra Project Option-Joint Venture

The Company signed a letter of intent, effective February 26, 2010 ("Terra LOI"), to enter into a joint venture with American Mining Corporation ("AMC"), a private Nevada corporation, on the Terra Gold Project in Alaska.  Pursuant to the Terra LOI, an Alaskan subsidiary of AMC ("AMC Subco") and Raven Gold Alaska Inc. ("Raven"), a subsidiary of the Company, will form a joint venture (the "JV") with the aim of developing the Terra Project to production.

Terra Project - Background

The Terra Gold Project is located in the Hartman Mining District of Western Alaska and hosts a current 43-101 compliant inferred resource of 428,000 tonnes at a grade of 12.2 g/t gold (168,000 contained ounces) and a grade of 23.1 g/t silver (318,000 contained ounces), at a cutoff grade of 5 g/t gold, in a vein system which remains open (see NR 08-04).

The Terra Project consists of 235 State of Alaska unpatented lode mining claims currently held 100% by the Company plus an additional 5 unpatented lode mining claims held under lease (subject to a 3% to 4% NSR royalty to the lessor, dependent upon the gold price).  The property is centered on an 8 kilometre long trend of high-grade vein occurrences which have returned numerous surface rock samples and drill intersection in excess of 50 g/t gold.  The bulk of the Company's past drilling has focused on only a 400 metre long section of one of the vein systems (Ben's Vein) discovered to date.  This drilling has outlined the resource noted above, which is over an average width of 2.3 metres, utilizing 20 HQ diamond holes.

AMC Earn-in and Joint - Venture Structure

The initial interests of AMC Subco and Raven in the JV will be 51% and 49% respectively.  Raven's initial contribution to the JV will be its interest in the Terra Project, including all related data and property facilities.  AMC Subco's initial contribution to the JV will be funding for the JV totalling USD 6,000,000 over three years (USD 1,000,000 in year 1).  Of these expenditures, USD 100,000

(USD 10,000 received on February 23, 2010) will be paid to Raven in each of the first and second years to partially reimburse it for the cost of constructing the existing camp facility at Terra.  As consideration for the Company causing Raven to enter into the JV, AMC will pay the Company USD 300,000, and issue 750,000 common shares of AMC, over the same three-year period (USD 50,000 and 250,000 shares in year 1).  If AMC Subco fails to make its full initial contribution, or AMC fails to make all required payments and share issuances to the Company, over such three-year period, then the JV will terminate and AMC Subco will not retain any residual interest in the Terra project.

In addition, the JV has granted Raven a sliding scale NSR royalty of between 0.5% and 5% (depending upon the gold price) on all precious metal production from the property and a 1% NSR royalty on all base metal production.  The royalty to Raven is in addition to the current royalty payable to the underlying lessor.

Upon having completed its initial contribution, AMC Subco will have the option to increase its JV interest by 29% (to 80% total) by providing a subsequent contribution of an additional USD 3,050,000 in funding in the fourth year.  In addition, AMC will be required to pay the Company an additional USD 150,000 and issue an additional 150,000 common shares.  Should Raven's interest be diluted below 10% as a consequence of it not funding its proportionate share of JV expenditures following AMC Subco's having completed its initial contribution (and subsequent contribution, if applicable), Raven's JV interest will be converted to an additional 1% property wide NSR royalty on all metals produced, for an aggregate NSR royalty to Raven of 1.5% to 6% (depending upon the gold price) on precious metals and 2% on base metals).

Formation of the JV is subject to the settlement and execution of a formal agreement and the completion by AMC of due diligence on the Terra project, both to be completed on or before May 19, 2010 (extended to September 15, 2010).  On May 17, 2010, AMC assigned its interest in the Terra LOI to Terra Mining Corporation, a company incorporated under the laws of British Columbia.  Following the completion of the spin-out arrangement to Corvus, the Company will no longer have any interest in the Terra property or joint venture or any expenditures in connection therewith, but will continue to receive the payments and shares.

LMS Project Option-Joint Venture

The LMS claim block is located in the Goodpaster mining district and consists of 92 Alaska mining claims covering 61 square kilometres.  The prospect is believed to be an intrusion-related vein system, with similarities to the Pogo deposit operated by Sumitomo Metal Mining Pogo LLC that was discovered in the mid-1990s.  The gold mineralization in the LMS claim block occurs with strongly silicified and brecciated zones that are associated with a low-angle shear zone within, and marginal to schist units.  The outcrop exposure of this zone has produced samples up to 6.2 grams per tonne (g/t) gold and the zone has been defined through drilling to a down-plunge depth of 500 metres.

The Company entered into a binding letter of intent dated March 24, 2010 with First Star Resources Inc. ("First Star") in connection with the LMS property ("LMS LOI").  Under the terms of the LMS LOI, First Star USA Inc. (an Alaskan subsidiary of First Star) ("First Star US") has the ability to earn an initial 55% interest, and a second option to earn a further 45%, for a total 100% interest in the LMS property.  To earn the 55% interest, First Star will pay USD 280,000 (received USD 10,000) to the Company and First Star US will contribute USD 3,500,000 in exploration expenditures to the joint venture ("LMS JV") between Raven and First Star US.  To acquire a 100% ownership, First Star US will fund the LMS JV through to an advanced exploration stage by contributing a further USD 3,000,000 to the LMS JV prior to December 31, 2015, or by producing, filing and having accepted by the TSXV a NI 43-101 compliant inferred resource of 2,000,000 ounces of gold using a 0.5 g/t cut-off grade, whichever costs less.  An NSR royalty of 3% or 4% on gold/silver and 1% on all other products will be payable to Raven.  The royalty can be reduced by 1% by paying Raven USD 3,000,000.

In pursuance of the LMS LOI, Raven and First Star USA have entered into an earn-in agreement dated August 16, 2010.  Following the completion of the spin-out arrangement to Corvus, the Company will no longer have any interest in the LMS property or the LMS JV or any expenditures in connection therewith, but will continue to receive the cash payments from First Star.

West Pogo Project Option-Joint Venture

The West Pogo prospect is located in the Goodpaster mining district, Alaska, and represents a high-grade intrusion-related vein system gold target.  The West Pogo claim block consists of 96 State of Alaska Mining Claims covering 18.9 square kilometres.  The claims are immediately to the west of the Pogo Mine and can be accessed from the mine road.  The gold mineralization discovered to date is related to high-temperature quartz veins like those at the Pogo mine with similar trace-element values (high rock sample 11 g/t Au with high bismuth and tellurium).  Dominant structures on the property are east-west shear zones related to northwest and northeast trending fault zones.  New gold discoveries along the west margin of the Pogo mine property are encouraging for the West Pogo project's potential.

The Company entered into a binding letter of intent dated March 24, 2010 with First Star in connection with the West Pogo property ("WP LOI").  Under the terms of the WP LOI, First Star US has to ability to earn an initial 55% interest, and a second option to earn a further 45%, for a total 100% interest, in the West Pogo property.  To earn the 55% interest First Star will pay USD 250,000 (received USD 10,000) to the Company and First Star US will contribute USD 2,800,000 in exploration expenditures to the joint venture ("WP JV") between Raven and First Star US.  To acquire a 100% ownership, First Star US will fund the LMS JV through to an advanced exploration stage by contributing a further USD 2,000,000 prior to December 31, 2015, or by producing, filing and having accepted by the TSXV a NI43-101 compliant inferred resource of 1,000,000 ounces of gold using a 0.5 g/t cut-off grade, whichever costs less.  An NSR royalty of 3% or 4% on gold/silver and 1% on all other products will be payable to Raven.  The royalty can be reduced by 1% by paying Raven USD 3,000,000.

In pursuance of the WP LOI, Raven and First Star US have entered into an earn-in agreement dated August 16, 2010.  Following the completion of the spin-out arrangement to Corvus, the Company will no longer have any interest in the WP property or the WP JV or any expenditures in connection therewith, but will continue to receive the cash payments from First Star.

Chisna Project - Option-Joint Venture with Ocean Park Ventures Corp. ("OPV")

The November 2, 2009 option/joint venture agreement with OPV (as amended) was accepted for filing by the TSXV on behalf of OPV on March 15, 2010 and the Company received the initial 200,000 common shares of OPV required under the joint venture agreement.

The Company has entered into a Mineral Exploration Agreement with Option to Lease dated March 20, 2010 ("Exploration Agreement") with Ahtna Incorporated, an Alaska Native Regional Corporation, concerning approximately 26,516 hectares of fee simple lands in the Ahtell Area of Alaska surrounding portions of the Company's Chisna project.  The property subject to the Exploration Agreement will become part of the joint venture with OPV.

Following the completion of the spin-out arrangement to Corvus, the Company will no longer have any interest in the Chisna property or the joint venture between Raven and OPV.

Financing Activities

During the quarter ended May 31, 2010 and to the date of this MD&A, the Company has carried out the following financing activities:

During the quarter, the Company issued 551,000 shares pursuant to the exercise of stock options for total proceeds of $982,450, and it also issued 64,400 shares on the exercise of share purchase warrants for proceeds of $189,980.

On April 1 and 6, 2010, the Company closed a non-brokered financing of 5,000,000 common shares at a price of $6.00 per share for gross proceeds of $30,000,000.  The Company paid a 6% finder's fee in cash in connection with a portion of the Offering.

On August 12, 2010, AngloGold exercised its right to maintain its 13.2907% equity interest in the Company.  AngloGold's equity interest had been diluted by virtue of the Company's issuance of shares since October 31, 2009 (other than in connection with financings), principally due to the exercise of incentive stock options and broker options.  The "top-up" provision, contained in the June 30, 2006 purchase agreement among AngloGold, the Company and Talon Gold Alaska, Inc. pursuant to which the Company acquired AngloGold's Alaskan assets (including the Company's flagship Livengood property), gives AngloGold the right, twice a year, to maintain its then current equity ownership percentage in the Company on an ongoing basis thereby avoiding dilution as a result of the issuance of shares by the Company in connection with property payments or warrant or option exercises.  AngloGold also has a separate right to participate in any equity financings by the Company up to its then pre-financing percentage equity interest.  As a consequence of AngloGold's election to exercise its "top-up" right, the Company will sell to AngloGold, on a private placement basis, an aggregate of 415,041 common shares at a price of $5.26 per share (reflecting the 5 day volume-weighted average price of the Company's common shares on the TSX preceding August 12, 2010 of $6.18 less the maximum discount (15%), as required by the provisions of the "top-up" right) for gross proceeds of $2,183,116.  The private placement has been accepted for filing by the TSX and approved by the NYSE-Amex and is expected to close by August 27, 2010.  The common shares issued in the private placement will be subject to a hold period in Canada expiring 4 months plus one day after closing.

Risk Factors

Due to the nature of the Company's proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Other than the Livengood, Terra, LMS and Mayflower (North Bullfrog) properties, which have estimated inferred and/or indicated resources identified, there are no known resources, and there are no known reserves, on any of the Company's properties.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities.  No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

Fluctuation of Metal Prices:  Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company's long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from the Company's properties will be such that any such deposits can be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all.  Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Claims under Agreements:  The agreements pursuant to which the Company has the right to acquire interests in a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  The Company does not presently have the financial resources required to make all payments and complete all expenditure obligations under its various property acquisition agreements.  Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties.  There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Proposed Amendments to the United States General Mining Law of 1872:  In recent years, the United States Congress has considered a number of proposed amendments to the U.S. General Mining Law of 1872 ("Mining Law").  If adopted, such legislation, among other things, could impose royalties on mineral production from unpatented mining claims located on United States federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on United States federal lands, all of which could have a material and adverse affect on the Company's cash flow, results of operations and financial condition.

Uncertainties Relating to Unpatented Mining Claims:  Many of the Company's mineral properties comprise federal unpatented mining claims in the United States.  There is a risk that a portion of the Company's unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine any minerals contained within those mining claims.

 Unpatented mining claims are created and maintained in accordance with the Mining Law.  Unpatented mining claims are unique to United States property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain.  This uncertainty arises, in part, out of the complex federal and state laws and regulations under the Mining Law.  Unpatented mining claims are always subject to possible challenges of third parties or contests by the United States federal government.  The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.  Title to the unpatented mining claims may also be affected by undetected defects such as unregistered agreements or transfers.  The Company has not obtained full title opinions for the majority of its mineral properties.  Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming.  It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty.  The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

No Assurance of Profitability:  The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  All of the Company's properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties.  None of the Company's properties are currently under development.  Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds.  The only present source of funds available to the Company is through the sale of its equity shares, short-term, high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Recent market events and conditions: From 2007 into 2010, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2010, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company's access to additional capital may not be available on terms acceptable to it or at all.

General economic conditions:  The recent unprecedented events in global financial markets have had a profound impact on the global economy.  Many industries, including the gold and base metal mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company's overall liquidity the volatility of gold and other base metal prices may impact the Company's future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company's ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company's financial condition and results of operations.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the acquisition, exploration and development of all of its planned acquisition, exploration and development programs.  Future property acquisitions and the development of the Company's properties will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing, short or long term borrowings or other means.  There is no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.

Financing Risks:  The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Dilution to the Company's existing shareholders:  The Company may require additional equity financing be raised in the future.  The Company may issue securities on less than favourable terms to raise sufficient capital to fund its business plan.  Any transaction involving the issuance of equity securities or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Increased costs:  Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body.  In addition, costs are affected by the price of commodities such as fuel, rubber and electricity.  Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable.  A material increase in costs at any significant location could have a significant effect on the Company's profitability.

Dependence Upon Others and Key Personnel:  The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company.  There can be no assurance of success with any or all of these factors on which the

Company's operations will depend.  The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Currency Fluctuations:  The Company maintains its accounts in Canadian and U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations may materially affect the Company's financial position and results.

Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that significant fluctuations in the trading price of the Company's common shares will not occur, or that such fluctuations will not materially adversely impact on the Company's ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Exploration and Mining Risks:  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Environmental Restrictions:  The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.  Certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements:  The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.  Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of the Company's properties.

Limited Experience with Development-Stage Mining Operations:  The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks:  The mineral resource estimates included in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.  The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information.  There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company's estimates.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The estimated resources described in this MD&A should not be interpreted as assurances of mine life or of the profitability of future operations.  Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience.  This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates.  Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites.  A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Enforcement of Civil Liabilities:  As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

Mining Industry is Intensely Competitive:  The Company's business of the acquisition, exploration and development of mineral properties is intensely competitive.  The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company.  The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters.  Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

ITH may be a "passive foreign investment company" under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers:  Investors in Common Shares that are U.S. taxpayers should be aware that ITH believes that it has been in prior years, and expects it will be in the current year, a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC").  If ITH is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any "excess distributions" (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer's holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a "qualified electing fund" (a "QEF") election with respect to ITH generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of ITH's "net capital gain" and "ordinary earnings" (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by ITH.  U.S. taxpayers should be aware, however, that there can be no assurance that ITH will satisfy record keeping requirements under the QEF rules or that ITH will supply U.S. taxpayers with required information under the QEF rules, in event that ITH is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a "mark-to-market election" if ITH is a PFIC and the Common Shares are "marketable stock" (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which ITH is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer's adjusted tax basis in the Common Shares.

Selected Financial Information

Selected Annual Information

Description	May 31, 2010 $	May 31, 2009 $	May 31, 2008 $
Operations:	(annual)	(annual)	(annual)
Interest Income	116,936	126,402	603,094

Consulting (including stock-based compensation)	4,811,853	1,847,672	293,270
Property investigation	478	120,194	110,809
Wages and benefits (including stock-based compensation)	7,647,869	3,239,448	1,087,172
Investor relations (including stock-based compensation)	1,444,927	774,680	782,650
Foreign exchange gain (loss)	(7,257)	181,558	116,912

Loss for the year	(17,868,326)	(9,773,923)	(2,420,090)
Per share	(0.30)	(0.22)	(0.06)
Balance sheet:
Cash	43,460,324	32,489,341	10,859,942
Total Current Assets	44,218,447	32,845,989	11,325,201
Mineral Properties	54,095,175	33,417,566	23,151,228
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

The variation seen over such years is primarily dependent upon the success of the Company's ongoing property evaluation and acquisition program and the timing and results of the Company's exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company which, being dependent upon the success of the Company in raising the required financing for its activities, is also difficult to predict.

Summary of Quarterly Results

Description	May 31, 2010	February 28, 2010	November 30, 2009	August 31, 2009	May 31, 2009	February 28, 2009	November 30, 2008	August 31, 2008
Interest Income	$ 29,643	$ 28,488	$ 32,077	$ 26,728	$ 13,697	$ 10,040	$ 32,012	$ 70,653
Net loss for the period	(((9,915,596)	(((3,904,755)	(3(3,187,616)	(860,359)	(3,168,530)	(1,850,180)	(3,919,265)	(835,948)
Per share	(0.16)	(0.07)	(0.05)	(0.02)	(0.07)	(0.04)	(0.09)	(0.02)

Results of Operations

For the year ended May 31, 2010, the Company had a net loss of $17,868,326 or $0.30 per share as compared to a net loss of $9,773,923 or $0.22 per share in the prior year.  For the three months ended May 31, 2010, the Company had a net loss of $9,915,596 or $0.16 per share as compared to a net loss of $3,168,530 or $0.07 per share for the equivalent period in the prior year.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Year ended May 31, 2010 compared with year ended May 31, 2009

For year ended May 31, 2010, the Company had a net loss of $17,868,326 or $0.30 per share, as compared to a net loss of $9,773,923 or $0.22 per share in the prior year.  The increased loss of $8,094,403 in the current year was due to a combination of factors as follows:

General and administrative (operating) expenses for the year totalled $15,733,858 compared to $7,320,549 in 2009.  The increased loss was significantly affected by stock-based compensation ("SBC") charges of $9,901,192 (2009 - $4,101,404).  During the current year, some expense categories increased significantly when compared with the prior year.  Wages and benefits increased to $7,647,869 (2009 - $3,239,448) due to bonuses totalling $1,747,128 paid to the certain officers and employees at the Company's Colorado subsidiary and SBC charges of $4,646,940 (2009 - $2,152,620).  Professional fees increased to $797,345 (2009 - $442,891) as a result of an increase in accounting fees, legal activities relating to the corporate restructuring and the mineral properties and SBC expenses of $76,886 (2009 - $56,683).

Consulting fees increased to $4,811,853 (2009 - $1,847,672) as a result of SBC charges of $4,259,495 (2009 - $1,551,571) and a slight increase in the number of consulting personnel and an increase in directors fees, both of which are commensurate with increased corporate and exploration activities in the current year.  Investor relations expenses increased to $1,444,927 (2009 - $774,680) due to SBC charges of $917,871 (2009 - $340,530).  Property investigation expenses decreased to $478 compared to $120,194 in the prior year due to exploration activities being focused on the Livengood Project in Alaska.  Regulatory expenses increased to $290,183 (2009 - $90,333) as a result of the Company becoming listed to trade on Toronto Stock Exchange.

Insurance costs increased to $166,240 (2009- $119,396) due to increased coverage for general liability and contractor equipment now required for the level of exploration activity currently underway.  Travel expenses decreased to $166,792 (2009 - $272,764) due to a decrease in trade show activities.  Other expenses categories which reflected only moderate changes year over year were office expenses of $128,738 (2009- $140,652), charitable donations of $65,459 (2009 - $30,068) and rent expenses of $31,360 (2009 - $23,744).

Other items amounted to a loss of $2,134,468 compared to a loss of $2,453,374 in the prior year.  The slightly decreased loss in the current year resulted from lower interest income of $116,936 (2009 - $126,402) which was caused by lower interest rates; a decrease in foreign exchange gains (loss) to ($7,257) (2009 - $181,558); the unrealized gain (loss) on marketable securities to $102,250 (2009- ($133,250)); and the write-off of mineral properties of $2,372,358 (BMP - $576,141 and Coffee Dome $1,796,217) which was slightly less compared to $2,620,223 (West Tanana - $1,168,530 Gilles - $449,255 and Painted Hills - $1,002,438) in the prior year.

Three months ended May 31, 2010 compared with three months ended May 31, 2009

For three months ended May 31, 2010, the Company had a net loss of $9,915,596 or $0.16 per share as compared to a net loss of $3,168,530 or $0.07 per share for the comparative period of the prior year.  The increased loss of $6,747,066 in the current period was due to a combination of factors as follows:

General and administrative (operating) expenses for the period totalled $10,000,304 compared to $3,179,478 in 2009.  During the current quarter, some expense categories increased significantly when compared with the comparative period of the prior year.  Consulting fees increased to $4,336,220 (2009 - $667,388) due to SBC charges of $4,259,495 (2009 - $579,607).  Professional fees increased to $383,248 (2009 - $236,757), due to SBC charges of $76,886 (2009 - $56,683) and an increase in accounting fees and legal activities relating to financing and the mineral property activities.  Wages and benefits increased to $4,150,426 (2009 - $1,871,319) due to SBC charges of $3,767,425 (2009 - $1,642,511).  Regulatory fees decreased slightly to $50,098 (2009 - $57,992).  Investor relations increased to $852,607 (2009 - $111,328) due to SBC charges of $706,881 (2009 - $13,463).

Other items amounted to a gain of $84,708 compared to a gain of $10,948 in the same period of the prior year.  The increased gain in the current period resulted from an increase in interest income to $29,643 (2009 - $13,698) due to the Company having a stronger cash position in the current period; increased foreign exchange loss to $37,694 (2009 - ($35,490)); and increased unrealized gain on marketable securities to $53,500 (2009 - $35,750).  Both variances from foreign exchange loss and unrealized gain on marketable securities are both the result of factors outside of the Company's control.

Stock-based compensation

SBC charges for the year ended May 31, 2010 of $9,901,192 (2009 - $4,101,404) were allocated as follows:

2010	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 527,056	$ 917,871	$ 1,444,927
Consulting	552,358	4,259,495	4,811,853
Wages and benefits	3,000,929	4,646,940	7,647,869
Professional fees	720,459	76,886	797,345
		$ 9,901,192

2009	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 434,150	$ 340,530	$ 774,680
Consulting	296,101	1,551,571	1,847,672
Wages and benefits	1,086,828	2,152,620	3,239,448
Professional fees	386,208	56,683	442,891
		$ 4,101,404

SBC charges for the three months ended May 31, 2010 of $8,810,687 (2009 - $2,292,264) were allocated as follows:

Three months to May 31, 2010	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 145,726	$ 706,881	$ 852,607
Consulting	76,725	4,259,495	4,336,220
Wages and benefits	383,001	3,767,425	4,150,426
Professional fees	306,362	76,886	383,248
		$ 8,810,687

Three months to May 31, 2009	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 97,865	$ 13,463	$ 111,328
Consulting	87,781	579,607	667,388
Wages and benefits	228,808	1,642,511	1,871,319
Professional fees	180,074	56,683	236,757
		$ 2,292,264

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company's ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker warrants and options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company's securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

At the present time the Company does not contemplate that it will be necessary to institute any specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets.  The Company also anticipates that the current slow-down in the junior resource exploration sector may also serve to reduce the cost of external services such as drilling, helicopter support and expediting, as will reduced fuel costs.

As at May 31, 2010, the Company reported cash and cash equivalents of $43,460,324 compared to $20,018,617 and $32,489,341 as at February 28, 2010 and May 31, 2009.  The change in cash position was the net result of shares issuance financing activities totalling $39,634,008 for the year (issuances to AngloGold on a private placement basis, for gross proceeds of $3,265,000 and then $365,652; the issuance of shares for a non-brokered private placement for gross proceeds of $30,000,000; and the issuance of the shares for stock purchase options and warrants of $6,003,358 ($31,538,080 for the three months ended May 31, 2010) less share issuance costs of $1,293,968 ($1,256,772 for the three months ended May 31, 2010).  Offsetting this were investing activities comprised primarily of mineral property expenditures of $21,652,717 ($5,650,974 for the three months ended May 31, 2010) and general operating costs of $5,630,949 during the year ($1,162,902 for the three months ended May 31, 2010).

As at May 31, 2010, the Company had working capital of $42,945,488 ($18,824,555 at February 28, 2010) compared to a working capital of $32,459,316 as at May 31, 2009.  The Company expects that it will operate at a loss for the foreseeable future and that, although it believes the current cash and cash equivalents will be sufficient for it to complete planned exploration programs on its currently held properties, and its currently anticipated general and administrative costs, for the next 12 months to August 2011, it will likely require additional financing to fund further exploration of current mineral properties and to continue its operations (including general and administrative expenses) beyond that date.

The Company currently has no further funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  There is significant uncertainty that the Company will be able to secure any additional financing in the current equity markets - see "Risk Factors - Insufficient Financial Resources/Share Price Volatility".  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company's cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker's Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses the Company's contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of the Company's mineral property purchase agreement, mineral leases and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make lease and/or advance royalty payments, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company's interests in the related mineral properties.  If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties.  The following table gives effect to the spin-out of all of its mineral properties, other than the Livengood project in Alaska, to Corvus under the Plan of Arrangement which will become effective August 26, 2010 and assumes that the Company retains the rights to all of its current landholdings in connection with the Livengood Project:

Contractual Obligations	Payments Due by Period(4)
	Total	Prior to May 31, 2011 (9 months)	June 1, 2011 to May 31, 2014 (36 months)	June 1, 2014 to May 31, 2017 (36 months)
Mineral Property Leases(1)(2)	12,383,000	53,000	1,165,000	11,165,000
Mining Claim Government Fees	296,940	42,420	127,260	127,260
Office and Equipment Lease Obligations(3)	1,623,290	190,130	716,580	716,580
Total Contractual Obligations	14,303,230	285,550	2,008,840	12,008,840

Notes:

1.

Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work which will actually be carried out by the Company.

2.

Does not include potential royalties that may be payable (other than annual minimum royalty payments).

3.

Assumes that current office and storage leases are extended beyond current termination dates at the same terms.

4.

Assumes CAD and USD at par.

Transactions with Related Parties

During the year, the Company paid $2,298,463 (2009 - $794,916; 2008 -$530,681), including bonuses of $1,427,531 (2009 - $189,213, 2008 - $120,000), in consulting, investor relations, wages and benefits to officers, directors and companies controlled by directors of the Company and $64,028 (2009 - $72,607; 2008 - $62,750) in rent and administration to a company with common officers and directors.  Professional fees of $64,200 (2009 - $44,583, 2008 - $Nil) were paid to a company related to an officer of the Company.  These figures do not include stock-based compensation.

At May 31, 2010, included in accounts payable and accrued liabilities was $19,760 (2009 - $Nil, 2008 - $Nil)) in expenses owing to the directors and officer of the Company and $8,790 (2009 - $4,667, 2008 - $18,032) to companies related by a common director.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment.  Accordingly, fair value could not be readily determined.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation ("LWTLC"), pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year's notice (or payment of one year's retainer in lieu of notice).  An officer of the Company is a director and shareholder of LWTLC.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with and that have not been publicly disclosed.

Critical Accounting Estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company's financial statements include the rates of amortization for equipment, the recoverability of mineral properties, the assumptions used in the determination of the fair value of financial instruments and SBC, and the determination of the valuation allowance for future income tax assets and accruals.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Changes in Accounting Policies Including Initial Adoption

Convergence with IFRS

In March 2009, the Canadian Accounting Standards Board reconfirmed in its second omnibus Exposure Draft that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous year, starting in the quarter ending August 31, 2011.  The Company commenced its IFRS conversion project in 2009, and expects to be completed prior to May 2011.

The Company's IFRS conversion project will be governed by members of the audit committee and the Board of Directors to monitor the progress and make critical decisions in the transition to IFRS, and to approve all transition policies. This project will consist of three main phases:

Preliminary planning and scoping: This phase includes the development of a work plan and a review of the major differences between Canadian GAAP, IFRS, and the IFRS requirements based on their financial reporting impact, business impact and complexity.

Assessment and design: This phase will involve determining the specific impacts to the Company based on the application the IFRS requirements.  This will include the design and development of detailed solutions and work plans by each key area to address implementation requirements.  In addition, impact analysis will be performed on all areas of business, including tax.  Accounting policies will be finalized, first-time adoption exemptions will be considered, and a detailed implementation plan will be developed.

Implementation: This phase will include implementing the required changes for IFRS compliance.  All IFRS conversion impacts will be approved and finalized to allow for the conversion of tax policies and the preparation of opening IFRS balances.

Currently, the Company has completed the preliminary planning stage.  During this phase of the conversion project it was determined that, due to the Company's nature of business at this time, no significant differences between new IFRS requirements and the current application of Canadian GAAP were identified.  However, due to the uncertainty surrounding what IFRS will exist at the changeover date, management cannot reasonably assess the financial impact that IFRS will have on the Company's financial statements at this time and it may not be able to do so with any certainty at any time prior to conversion.

Financial Instruments and Other Instruments

The carrying values of the Company's financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities, approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company's cash at May 31, 2010 was $43,460,324 of which $863,029 was held in US dollars.

The Company's receivables and payables at May 31, 2010 were normal course business items that are settled on a regular basis.  The Company's investment in Millrock Resources Inc. ("Millrock") and Ocean Park Ventures Corp. ("OPV") were carried at quoted market value, and were classified as "held-for-trading" for accounting purposes.  The Company has no current plans to dispose of any significant portion of its investments in Millrock and OPV.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company's assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of May 31, 2010.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company's internal control over financial reporting during the quarter ended May 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at May 31, 2010 there were 66,117,922 common shares issued and outstanding, and as at the date of this MD&A there were 67,228,222 shares outstanding.

Options

A summary of the status of the Company's 2006 stock option plan as of May 31, 2010, and changes during the year ended May 31, 2010 is presented below:

Stock option transactions are summarized as follows:

	2010		2009
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, beginning of year	5,645,000	$2.13	4,589,175	$2.64
Granted	3,085,000	$7.39	1,850,000	$2.92
Exercised	(2,907,800)	$1.82	(792,037)	$2.24
Expired	-	-	(2,138)	$2.70
Repriced (below)	-	-	(3,675,000)	$2.75
Repriced (below)	-	-	3,675,000	$1.75
Options outstanding, end of year	5,822,200	$5.08	5,645,000	$2.13

Stock options outstanding are as follows:

	May 31, 2010			May 31, 2009
Expiry Date	Exercise Price	Number of Shares	Exercisable at Period End	Exercise Price	Number of Shares	Exercisable at Year End

July 16, 2010 (below)	$1.75	702,200	702,200	$1.75	2,810,000	2,810,000
July 16, 2010 (below)	$1.75	355,000	355,000	$1.75	755,000	755,000
January 16, 2010	-	-	-	$1.52	130,000	130,000
February 1, 2010	-	-	-	$2.15	100,000	100,000
March 12, 2011	$2.66	765,000	765,000	$2.66	885,000	801,875
May 20, 2011	$3.15	915,000	915,000	$3.15	965,000	965,000
January 12, 2012	$7.95	250,000	250,000	-	-	-
April 14, 2012	$7.34	2,835,000	2,835,000	-	-	-
		5,822,200	5,822,200		5,645,000	5,561,875

On July 16, 2008, the Company amended the expiry dates and exercise prices of an aggregate of 3,675,000 outstanding incentive stock options to extend the expiry date for up to eighteen months, such that all such options (which were originally granted for a period of two years and which had expiry dates ranging from January 26, 2009 to May 23, 2009) will now expire on July 16, 2010; and reduced the exercise prices (which ranged from $2.70 to $2.95, with a weighted average exercise price of $2.75) to $1.75.  This amendment was subject to disinterested shareholders' approval with respect to insiders of the Company who hold 2,405,000 of these options (approval received October 21, 2008).  Following this approval, additional SBC charges of $1,688,874 have been included.

During the year ended May 31, 2010, 250,000 share purchase options at a price of $7.95 per share, 2,835,000 share purchase options at a price of $7.34 per share were granted to employees, directors and consultants, and 2,507,800 incentive stock options at $1.75, 130,000 stock options at $1.52, 100,000 stock options at $2.15, 120,000 stock options at $2.66 and 50,000 stock options at $3.15 were exercised.

Subsequent to May 31, 2010, 1,052,200 incentive stock options at $1.75 and 10,000 stock options at $2.66 were exercised for the total proceeds of $1,867,950.  Accordingly, as at the date of this MD&A, there were 6,255000 stock options outstanding.  Also, on August 19, 2010, the Company granted its employees, directors and contractors incentive stock options to purchase 1,495,000 common shares exercisable on or before August 19, 2012 at a price of $6.57 per share.

Warrants

Warrant transactions during the year ended May 31, 2010 are summarized as follows:

	Year ended May 31, 2010		Year ended May 31, 2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of year	294,000	$2.95	13,384,666	$2.21
Issued - agent' warrants	-	$ -	294,000	$2.95
Exercised	(245,901)	($2.95)	(11,017,044)	($2.33)
Expired	-	$ -	(2,367,622)	($1.66)
Warrants exercisable, end of year	48,099	$2.95	294,000	$2.95

Warrants outstanding as at May 31, 2010 are as follows:

	Year ended May 31, 2010		Year ended May 31, 2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
September 4, 2010 - commission warrants	48,099	$2.95	294,000	$2.95
Warrants exercisable, end of year	48,099	$2.95	294,000	$2.95

During the year ended May 31, 2010, no warrants have been granted, and 245,901 warrants at $2.95 per share have been exercised.  Subsequent to May 31, 2010, 48,099 share purchase warrants were exercised to acquire 48,099 common shares at $2.95 for the total proceeds of $141,892.  Accordingly, as at the date of this MD&A, there are nil share purchase warrants outstanding.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company's website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.